                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                  MedAire, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    U58215101
                                 (CUSIP Number)

                                 Connemara, LLC
                            2448 East Squawbush Place
                             Phoenix, Arizona 85048
                                 (480) 333-3700

                                   Copies to:
                                 P. Robert Moya
                        Quarles & Brady Streich Lang LLP
                             2 North Central Avenue
                             Phoenix, Arizona 85004
                                 (602) 229-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. U58215101

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF PERSONS (Entities only)

                                 Connemara, LLC
                       (IRS Identification No. 20-0499017)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Arizona
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER                      18,676,065
                          ------------------------------------------------------
     NUMBER OF SHARES      8   SHARED VOTING POWER
     BENEFICIALLY OWNED                        18,676,065+13,058,149=31,734,214*
     BY EACH REPORTING    ------------------------------------------------------
     PERSON WITH           9   SOLE DISPOSITIVE POWER                          0
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER               18,676,065
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                 [ ]
     18,676,065+13,058,149=31,734,214*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      [ ]
     55.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 OO
--------------------------------------------------------------------------------

* Beneficial ownership of the Issuer's common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of a voting agreement described in Item 4 herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Issuer's common stock except the shares for which it holds sole voting and dispositive power for purposes of this Schedule 13D of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

** The 55.4% beneficial ownership is based on the Issuers representation in its Form 10 that there were 57,331,740 shares of common stock issued and outstanding as of June 30, 2005.

ITEM 1. SECURITY AND ISSUER

     The class of securities to which this statement on Schedule 13D relates is common stock, $0.001 par value, of MedAire, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona, 85281.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the reporting person filing this statement is Connemara, LLC, an Arizona limited liability company hereinafter referred to as "Connemara."

     (b) Connemara's address is 2448 East Squawbush Place, Phoenix, Arizona, 85048.

     (c) Connemara is a holding company of the Issuer's equity on behalf of its member, the Joan Sullivan Garrett Family Trust.

     (d) Neither Connemara nor its manager, Joan Sullivan Garrett, has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Connemara nor its manager, Joan Sullivan Garrett, has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Connemara is a limited liability company organized under the laws of Arizona.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 18,676,065 shares of the Issuer's common stock for which Connemara has sole voting power were previously issued by the Issuer to Joan Sullivan Garrett, the founder of the Issuer, and ultimately transferred to Connemara.

     Pursuant to two December 17, 2005 letter agreements between Connemara, Ms. Garrett and Best Dynamic Services, Ltd. (the "Letter Agreements"), which established certain voting agreements between the parties, Connemara may be deemed a beneficial holder of 13,058,149 shares held by Best Dynamic Services, Ltd. ("BDS"), a wholly-owned subsidiary of International SOS Pte Ltd. Voting under the voting agreements contemplated in the Letter Agreements are not expected to require the expenditure of any funds.

ITEM 4. PURPOSE OF TRANSACTION

This Schedule 13D relates to certain voting agreements made between Joan Sullivan Garrett, Connemara and BDS pursuant to the Letter Agreements, each of which is attached as exhibits to this Schedule. The Letter Agreements were the result of negotiated settlements of certain lawsuits.

The lawsuits involved the validity of certain written shareholder consents presented to the Issuer by BDS and other shareholders. The validity and effectiveness of the shareholder actions was the subject of a lawsuit filed in the United States District Court for the District of Arizona, Case No. CV 05-3874, by the Issuer. A related lawsuit was filed by BDS in the United States District Court for the District of Nevada, Case No. 2:05-cv-01463 (together with the lawsuit filed by the Issuer, collectively, the "Litigation").

On December 17, 2005, BDS, Ms. Garrett and Connemara entered into the Letter Agreements which included, among other things, a settlement and dismissal of the Litigation if certain conditions were fulfilled within 60 days. Among the other agreements described in the Letter Agreements was a voting agreement between Connemara and BDS pursuant to which Connemara and BDS would vote their shares of the Issuer's common stock to take the following actions:

     -    Expand the membership of the Board of Directors;

     - Appoint a new slate of nine directors to the Board of Directors, six of whom shall be designees of BDS and three of whom shall be designees of Ms. Garrett.

     - Amend the Bylaws with regard to the parties eligible to call special meetings;

     -    Supersede certain earlier shareholder consents submitted by BDS;

     -    Ratify Director compensation plans and indemnification agreements; and

     - Ratify definitive agreements recording in further detail the agreements made in the Letter Agreements, including the terms of the dismissal of the Litigation.

The Letter Agreements also included promises by Ms. Garrett, Connemara and BDS to use their best efforts to:

     - Effect a resignation by Ms. Garrett from her position of Chief Executive Officer of the Issuer;

     - Effect the appointment of James Allen Williams to the Issuer's Board of Directors and to the position of the new Chief Executive Officer of the Issuer;

     - Promptly effect a standstill with respect to the Litigation and all lawsuits pending or threatened between BDS, Ms. Garrett, and Connemara and any of their respective affiliates;

     - Cause the circulation of shareholder consent resolutions covering the voting agreement topics described above; and

     - Cause all transactions between BDS and the Issuer to be negotiated on an arms-length basis and require the approval of a majority of the independent directors; and

     - Cause the Issuer to enter into a five-year employment agreement with Ms. Garrett, who will continue as the Chairman and Founder of the Issuer and will have responsibility for certain aspects of the strategic management of the Issuer but not the day-to-day management.

The Letter Agreements also include certain voting restrictions and sale restrictions on Connemara and Ms. Garrett. Specifically, Ms. Garrett and Connemara agreed to not vote their respective shares of the Issuer in a manner inconsistent with the Letter Agreements and to refrain from selling, pledging or otherwise disposing of the common stock or voting power through the common stock of the Issuer for a period of five years, except that Ms. Garrett and Connemara may sell an amount equal to 3% of the total outstanding common stock of the Issuer during each six-month period starting December 5, 2006 so long as the stock is first offered to BDS at the greater of (i) the average weighted quoted price over the previous 90 days, or (ii) the last annual audited stated EBITDA per share multiplied by 7.5.

Further, Ms. Garrett would assume a compensated position on the board of an affiliate of BDS.

The Letter Agreements terminate if the conditions and actions described therein are not fulfilled by or before February 28, 2006.

The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the Letter Agreements attached as exhibits to this Schedule 13D.

Other than as set forth above, Connemara has no current intention, plan or proposals with respect to (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present capitalization or dividend policy of the Issuer; (d) any other material change in the Issuer's business or corporate structure; (e) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (f) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (h) any action similar to any of those enumerated above (although Connemara reserves the right to develop such intentions, proposals or plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of past acquisitions, Connemara is the beneficial owner of 18,676,065 shares of common stock of the Issuer. These 18,676,065 shares constitute approximately 32.5% of the issued and outstanding shares of the Issuer's common stock, based on the Issuer's representation in its Form 10 that there were 57,331,740 shares of common stock issued and outstanding as of June 30, 2005. As a result of the Letter Agreements, Connemara may be deemed the beneficial owner of 13,058,149 additional shares of the Issuer whose record holder is BDS (the "BDS Shares"). The BDS Shares constitute approximately 22.8% of the issued and outstanding shares of the Issuer's common stock. Accordingly, the percentage of issued and outstanding Issuer common stock beneficially owned by Connemara may be deemed to be approximately 55.4%.

(b) Except through the agreements described in Item 4 of this Schedule, Connemara has sole voting and disposition power over the 18,676,065 shares of Issuer common stock and, solely through the agreements described in Item 4, shared power to direct the voting of the BDS Shares. To Connemara's knowledge, based solely on public filings with the Securities and Exchange Commission ("SEC"), BDS has the sole dispositive and voting power over the 13,058,149 shares of the Issuer's common stock, other than otherwise expressly provided for through the agreements described in Item 4 of this Schedule.

(c) Connemara has not effected any transactions in the Issuer common stock during the past 60 days. To Connemara's knowledge, based solely on public filings with the SEC, on December 12, 2005, BDS purchased 1,427,866 shares of the Issuer's common stock and 275,000 shares of the Issuer's common stock for $1,676,314.68 and $316,250.00, respectively.

(d) Connemara has the right to receive and the power to direct the receipt of dividends from, or the proceeds from sale of 18,676,065 shares of Issuer common stock. To Connemara's knowledge, based solely on public filings with the SEC, BDS has the right to receive and the power to direct the receipt of dividends from, or the proceeds from, sales of 13,058,149 shares of Issuer's common stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Items 3, 4 and 5 and the Letter Agreements incorporated herein by reference, to the knowledge of Connemara, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     The following documents are incorporated by reference as exhibits:

Exhibit No.                               Title
-----------                               -----
     1        December 17, 2005 First Letter Agreement and Attached Form of
              Shareholder Consent among Joan Sullivan Garrett, Best Dynamic
              Services Ltd., and Connemara, LLC

     2        December 17, 2005 Second Letter Agreement among Joan Sullivan
              Garrett, Best Dynamic Services Ltd., and Connemara, LLC

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Connemara, LLC,
                                        an Arizona limited liability company


December 27, 2005                       /s/ Joan Sullivan Garrett
Date                                    ----------------------------------------
                                        By: Joan Sullivan Garrett
                                        Its: Manager

                                                                       Exhibit 1

                                December 17, 2005

Ms. Joan Sullivan Garrett
Connemara, LLC
2448 E. Squawbush Place
Phoenix, AZ 85048

               RE: PROPOSAL REGARDING MEDAIRE INC.

Dear Ms. Garrett:

          The purpose of this letter (this "Letter") is to set forth certain understandings between Best Dynamic Services Ltd. ("BDS"), and you, individually, and as the authorized signatory to Connemara, LLC (collectively, "Ms. Garrett"), with respect to (i) the parties' expectations regarding the future business strategy of MedAire, Inc. ("MedAire"), (ii) a proposed employment agreement between MedAire and Ms. Garrett, (iii) the parties' agreement to vote their respective holding of securities of MedAire, (iv) the current and any future holdings of MedAire securities held directly or indirectly by Ms. Garrett, and (v) certain related matters, subject to the terms and conditions in this Letter.

          The parties agree to prepare and execute further definitive agreements, which will include, among others, (i) a settlement and mutual release agreement which shall include the shareholders of MedAire listed on Exhibit B, (ii) a form of employment agreement for Ms. Garrett, and (iii) a shareholders agreement between Ms. Garrett and BDS (collectively, the "Definitive Agreements"). The Definitive Agreements will be executed as of the "Closing Date," which will occur promptly after all of the Definitive Agreements are in agreed forms and duly executed, all necessary shareholder consents have been obtained, all action on the part of MedAire and its board described herein have been taken, and all SEC requirements have been fulfilled. The parties intend promptly to begin preparing the written Definitive Agreements and other related documents, all of which will contain appropriate customary representations, warranties, indemnities, conditions, and agreements. The Definitive Agreements will include the following:

          1. Consent Resolutions; Board of Directors. Immediately before the solicitation of shareholder consents commences, Ms. Garrett and BDS agree to execute a document approving Consent Resolutions substantially in the form attached hereto as Exhibit A (the "Consent Resolutions). They also agree to urge other shareholders of MedAire to vote in favor of the actions described in the Consent Resolutions. Ms. Garrett will use her best efforts to persuade the existing board of directors to appoint Mr. James Allen Williams to the board of directors of MedAire, effective December 21, 2005; provided, however, that a condition to Mr. Williams' appointment will be his delivery to MedAire of his written resignation from MedAire's board of directors, effective immediately, if the Closing Date has not occurred on or before February 28, 2006 and a completed response to MedAire's standard directors and officers questionnaire (a copy of which will be provided to Mr. Williams on this date). Ms. Garrett will further use her best efforts to cause MedAire to modify the existing TRO in the Lawsuit described in Section 3(i) below to exclude the application of the TRO to Mr. Williams with respect to his ability to serve on the board of MedAire.

          2. SEC filings. Promptly after the signing of this agreement, BDS will file a statement containing the information required by Schedule 13 D with the U.S. Securities and Exchange Commission in compliance with the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"). Promptly after BDS files its
Schedule 13 D, Ms. Garrett will also file a statement containing the information required by Schedule 13 D in compliance with the 1934 Act. The parties will also cooperate in MedAire's preparation (at MedAire's expense) of a proxy statement in compliance with Regulation 14A of the 1934 Act or an information statement in compliance with Regulation 14C of the 1934 Act to accompany the Consent Resolutions submitted for shareholder approval, which written consent shall be circulated on or before January 16, 2006. Any and all such filings will be subject to the review and approval of BDS, subject to MedAire's SEC compliance requirements.

          3. Settlements; Releases. The parties agree that, promptly after the execution of this agreement, they will cooperate to effect a standstill with respect to all lawsuits pending or threatened between any of the parties and their affiliates, including, without limitation, (i) the action filed in the United States District Court for the District of Arizona, Case No. CV 05-3874, and (ii) the action filed in the United States District Court for the District of Nevada, Case No. 2:05-cv-01463 (collectively, the "Lawsuits"). It is agreed that both Lawsuits will be subject to the standstill. During the standstill period, BDS will also not encourage or support any lawsuits or other proceedings prosecuted or initiated by any other MedAire shareholders. Ms. Garrett will use her best efforts to persuade the Board of MedAire to refrain from taking any extraordinary actions, as well as any actions inconsistent with the spirit and intent of this agreement through and including the Closing Date. Once the Closing Date has occurred, the parties will file, or use their best efforts to cause to be filed, stipulated judgments and/or stipulations for dismissal with prejudice of all litigation between the parties (including, without limitation, the Lawsuits), and the parties and their affiliates will release each other and their respective affiliates and use their best efforts to cause MedAire to release and discharge the other parties from any and all claims that any such party has had in the past or now has, whether known or unknown. The parties will also use their best efforts to obtain comprehensive releases from the MedAire shareholders listed on Exhibit B.

          4. Employment Agreement. The parties will use their best efforts to cause a new employment agreement to be executed between Ms. Garrett and MedAire, the terms of which will include the following:

               (i) Ms. Garrett's title and position will be that of Chairman and Founder of MedAire. Ms. Garrett will be responsible for the representation and promotion of MedAire's brand to customers, governmental authorities, the medical community, and other stakeholders. Ms. Garrett will further assist in formulating the strategic vision of MedAire, but will not have any day-to-day management responsibility. Ms. Garrett will retain all benefits and perks she currently has as of the date hereof.

               (ii) The term of Ms. Garrett's employment will be for a fixed period of 5 years. The agreement will provide that Ms. Garrett' employment may not be terminated under any circumstances but that the Board of Directors of MedAire can elect to put her on garden leave for the duration of the term of employment, during which leave she will continue to be entitled to all pay, benefits and perks. The employment agreement will include standard non-competition provisions which will end when the term of employment ends. All other terms not otherwise reflected herein will remain the same as the terms reflected in the employment agreement for Ms. Garrett as disclosed in MedAire's Form 10, filed with the SEC (which employment agreement the parties agree will be replaced by the new agreement for all purposes).

     The parties will use their best efforts to assure that, effective at the Closing Date, the Chief Executive Officer position of MedAire will be filled by Mr. Jim Williams.

     The management team will be evaluated from time to time to ensure that the new goals and direction of MedAire are properly carried out. It is the intention of the parties to protect the integrity of operational and medical staff at the core of the MedAire brand quality of service.

          5. Business Operations. The parties agree to use their commercially reasonable efforts to cause the following in connection with the business of
MedAire:

               (i) The MedAire brand and organization identity is to be preserved. There will be no combination with ISOS or any of its affiliates.

               (ii) MedAire's headquarters will remain in the Phoenix, Arizona Area.

     All transactions between BDS or ISOS, or any of their affiliates, and MedAire will be negotiated on an arms-length basis, will be subject to approval by a majority of independent directors and will be subject to all listing and regulatory requirements, including disclosure requirements and antitrust restrictions, if any.

          6. Securities Held by the parties. Ms. Garrett hereby represents and warrants that she is the sole authorized signatory of Connemara, LLC, and individually and on behalf of Connemara, LLC. The undersigned signer on behalf of BDS hereby represents and warrants that he is an authorized signatory of BDS and that no consents are required from any other parties before BDS enters into this agreement. The parties also agree to the following:

               (i) Individually and on behalf of Connemara, LLC, Ms. Garrett will abstain from voting her shares (including any after-acquired shares) in MedAire (the "Garrett Shares") in any way inconsistent with the terms of this Letter or the Definitive Agreements without the prior written consent of BDS. BDS and its affiliates will abstain from voting their shares (including any after-acquired shares) in MedAire (the "BDS Shares") in any way inconsistent with the terms of this Letter or the Definitive Agreements without the prior written consent of Ms. Garrett.

               (ii) Ms. Garrett will not sell, pledge or otherwise dispose of, nor shall Ms. Garrett pledge or assign any voting rights in, any of the Garrett Shares for a period of five (5) years from the date of the Definitive Agreements; provided, however, that Ms. Garrett will be permitted to give a notice of a desire to sell up to 3% of the total outstanding shares of MedAire every six (6) months, beginning from December 5, 2006. BDS agrees that any transfer of any of the BDS Shares to an affiliate will be accompanied by the written promise of such affiliate to be bound by and comply with the terms of this agreement; provided that the obligations of BDS shall continue.

               (iii) Subject to Section 6(ii) above, Ms. Garrett will grant BDS or its designee a right of first refusal in the event Ms. Garrett gives notice of a desire to sell or otherwise dispose of any of the Garrett Shares. It will not be necessary for Ms. Garrett to have received a third-party offer before giving such a notice. Under this right of first refusal, BDS or its designee will have the right to purchase all or a portion of the Garrett Shares offered for sale at a per share purchase price equal to the greater of (A) the average weighted quoted price over the previous 90 days, or (B) the last annual audited stated EBITDA per share multiplied by 7.5.

     The parties agree the terms of this Section 6 shall survive in the event
(a) MedAire ceases to be listed on the ASX, (b) MedAire is listed on any other stock exchange, or (c) any other change in the status of the way in which shares in MedAire are traded.

          7. Condition. This Letter is conditioned upon the execution, by February 28, 2006 of an approval of the Consent Resolutions and a form of release by the shareholders of MedAire listed on Exhibit B. If all of such signatures are not obtained by such date, the agreements contained in this agreement shall terminate.

          Please have the appropriate party sign and date this letter in the space provided below to confirm the mutual agreements and return a signed copy to the undersigned.

                                        Very truly yours,

                                        BEST DYNAMIC SERVICES, LTD


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Its: Director

Acknowledged and agreed as to:


/s/ Joan Sullivan Garrett               Date: December 17, 2005
-------------------------------------
Joan Sullivan Garrett

Further acknowledged and agreed as to:


                                        Date:
-------------------------------------         ----------------------------------
Name:
      -------------------------------


                                        Date:
-------------------------------------         ----------------------------------
Name:
      -------------------------------


                                        Date:
-------------------------------------         ----------------------------------
Name:
      -------------------------------


                                        Date:
-------------------------------------         ----------------------------------
Name:
      -------------------------------


                                        Date:
-------------------------------------         ----------------------------------
Name:
      -------------------------------


                                        Date:
-------------------------------------         ----------------------------------
Name:
      -------------------------------

                                    Exhibit A

                               Consent Resolutions

To be effective as of the date (the "Effective Date") of the last signature obtained by written consent containing these Consent Resolutions of the record shareholders of MedAire, Inc., a Nevada corporation (the "Corporation"), holding the requisite percentage of shares of the Corporation's voting stock required to take the corporate actions set forth in these Consent Resolutions (the "Requisite Shareholders"), which written consent shall be submitted for shareholder approval in compliance with applicable law, including without limitation the timely delivery of a proxy or information statement as required by the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").

1.   Removal and Election of Directors.

     WHEREAS, in lieu of a meeting of the shareholders to elect directors of the Corporation, the undersigned desire to (a) remove all of the existing members of the Corporation's Board of Directors, and (b) nominate and elect the individuals listed below as the directors of the Corporation; be it

     RESOLVED, that the number of directors comprising the Corporation's Board of Directors be established at nine (9);

     FURTHER RESOLVED, that each of the directors of the Corporation in office immediately prior to the Effective Date be, and each of them hereby is, removed as a director of the Corporation; and

     FURTHER RESOLVED, that the following individuals are hereby elected to serve as a director of the Corporation, each to hold office until his or her successor is elected and qualified:

     -    James Allen Williams

     -    Gregory J. Bell

     -    Sandra Wilkensfield Wadsworth

     -    Neil Warren Hickson

     -    John Jessup

     -    John Gilbert McCormick

     -    Joan Sullivan Garrett

     -    Terry Giles

     -    Dr. Roy Herberger

2.   Approval of Corporation's Execution of Definitive Agreements

     WHEREAS, Best Dynamic Services Ltd. ("BDS") and Joan Sullivan Garrett, individually, and as the authorized signatory to Connemara, LLC (collectively, "Ms. Garrett") are parties to that certain letter agreement regarding the Corporation dated December 17, 2005, as more fully described in the Information Statement (the "Shareholder Letter Agreement"); and

     WHEREAS, in the Shareholder Letter Agreement, the parties agree to prepare and execute further definitive agreements, which will include, among others, (i) a settlement and mutual release agreement among the parties and the shareholders listed on Exhibit B, (ii) a form of employment agreement for Ms. Garrett, and
(iii) a shareholders agreement between Ms. Garrett and BDS (collectively, the "Definitive Agreements"); be it

     RESOLVED, to the extent that the Corporation is made a party to any of the Definitive Agreements, each of the Definitive Agreements is hereby authorized, ratified and approved.

3.   Stipulated Dismissal of Litigation Involving Stockholder Action

     WHEREAS, following execution of the Definitive Agreements and the Effective Date of these Consent Resolutions, it is necessary and desirable to enter into a mutual stipulated dismissal of the Lawsuits defined in the Shareholder Letter Agreement with prejudice and each side bearing its own costs and expenses (the "Stipulated Dismissal"); be it

     RESOLVED, that the Stipulated Dismissal be, and it hereby is, authorized, ratified and approved.

4.   Prior Actions Superceded

     WHEREAS, the Corporation received the following actions by written consent of shareholders:

     (a) on October 7, 2005 from legal counsel for Best Dynamic Services Limited ("Best Dynamic") that enclosed a consent resolution signed by certain holders of the Company's outstanding voting stock taking action to amend the bylaws of the Corporation to (i) permit holders of ten percent or more of the outstanding stock of the Corporation to call a shareholder's meeting and (ii) fix the number of directors at nine, as further described in the [Information Statement] (the "October Consent"); and

     (b) on November 28, 2005 from legal counsel for a "number of shareholders" in the Corporation, including Best Dynamic that enclosed a consent resolution signed by certain holders of the Company's outstanding voting stock taking action to remove all of the Corporation's directors and replace them with a new board of directors, as further described in the [Information Statement] (the "November Consent"); and

     WHEREAS, following execution of the Definitive Agreements and the Effective Date of these Consent Resolutions, it is necessary and desirable for these Consent Resolutions to supercede and replace the October Consent and the November Consent (collectively, the "Consents"); be it

     RESOLVED, that each of the Consents be, and each of them hereby is, superceded and replaced in its entirety by these Consent Resolutions; and

     FURTHER RESOLVED, that Section 2 of Article II of the Corporation's Amended and Restated Bylaws is hereby amended by deleting the current text of such section in its entirety and replacing it with the following text:

     "2. Special Meetings.

          Special meetings of the stockholders may be called for any purpose or purposes at any time by a majority of the Board, Chairman of the Board, the Chief Executive Officer, the President or holders of at least 10% of the Corporation's outstanding voting stock. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice thereof."

5.   Ratify Prior Director Compensation

     RESOLVED, that all prior director compensation be, and it hereby is, authorized, ratified and approved.

6.   Approve Independent Director Compensation Going Forward

     WHEREAS, included among the Definitive Agreements is a compensation arrangement between the Corporation and two of its independent directors, Terry Giles and Dr. Roy Herberger, in the form attached as an exhibit to the [Information Statement] (the "Independent Director Compensation Arrangement"); be it

     RESOLVED, that the Independent Director Compensation Arrangement be, and it hereby is, authorized, ratified and approved.

7.   Ratify/Approve Indemnification Agreements for Directors

     WHEREAS, pursuant to prior approval by the Corporation's Board of Directors, indemnification agreements have been entered into between the Corporation and each of Joan Garrett, Jim Lara, Michelle Hanson, Dr. Roy Herberger, and Terry Giles (the "Existing Indemnification Agreements"); and

     WHEREAS, in connection with the election of directors effected by these Consent Resolutions, it is necessary and desirable for the Corporation to enter into indemnification Agreements in substantially the form of the Existing Indemnification Agreements with each of the new directors (the "New Indemnification Agreements"); be it

     RESOLVED, that each of the Existing Indemnification Agreements and the new Indemnification Agreements be, and each of them hereby is, authorized, ratified and approved.

8.   General

     RESOLVED, that the officers of the Corporation, acting either alone or together with any other officer of the Corporation, be, and they hereby are, authorized and directed, in the name and on behalf of the Corporation to (i) do and perform all acts and execute and deliver all documents, instruments, certificates and statements which may be necessary to effectuate the transactions contemplated by these resolutions (in the forms approved by the officers executing the same, such officers' approval to be conclusively evidenced by such officers' execution thereof) and (ii) file all certifications, notices, forms, applications and other documents with the appropriate governmental bodies.

                                    Exhibit B

                              Required Shareholders

               (To be mutually agreed upon by BDS and Ms. Garrett,
                    and to be finalized by December 21, 2005)

1.

2.

3.

4.

5.

6.

                                                                       Exhibit 2

                                December 17, 2005

Ms. Joan Sullivan Garrett
2448 E. Squawbush Place
Phoenix, AZ 85048

Dear Ms. Garrett:

          This letter confirms the following discussions and understandings between Best Dynamic Services ("BDS") and you that took place on December 16, 2005.

          BDS hereby offers you a board of directors position with AEA Investment, Ltd. (the "Company"), a wholly-owned subsidiary of AEA International, Ltd., a corporation organized under the laws of the British Virgin Islands, subject to (a) the consummation of the transactions contemplated in the letter from BDS to you, dated December 17, 2005 (the "December 17 Letter"), including the execution of the Definitive Agreements (as defined in the December 17 Letter), and (b) the execution of an agreement satisfactory to the Company outlining your duties and obligations as a member of the board of the Company (the "Board Member Agreement"). The Board Member Agreement will include, among other things, compensation to you in the amount of $4,667.67 per month, for a period of 5 years, which amounts may be paid in a lump sum in advance.

          BDS agrees to use its best efforts to accomplish a modification of the employment agreement between James E. Lara and MedAire to replace MedAire's right to terminate Mr. Lara without cause with a provision entitling MedAire, at any time, to place Mr. Lara on garden leave for 12 months, with full pay, benefits and perks. After the completion of any such garden leave, Mr. Lara's employment shall terminate.

                                        Very truly yours,

                                        BEST DYNAMIC SERVICES, LTD


                                        By: /s/ Laurent Sabourin
                                            ------------------------------------
                                        Its: Director

Acknowledged and agreed as to:


/s/ Joan Sullivan Garrett               Date: December 17, 2005
-------------------------------------
Joan Sullivan Garrett